

INVEST IN **AZURE RAVENS ENTERTAINMENT**

A Game Studio Crowd-Owned by YOU!

LEAD INVESTOR

Antonio Perez

Azure Ravens possesses the rare combination of execution and culture that any investor should be excited to see within any company. As a self-employed entrepreneur with more than a decade of business development experience, a good company culture is what I tend to notice first in new ventures. Anyone can learn how to "talk the talk" in the business world —but you cannot fake the affection and adoration that is shared between Corbin Reeves and his team. Despite the hardship and uncertainty, Corbin incessantly put his team members first as he successfully navigated Azure Ravens through the COVID pandemic. The skill and vision shared among Azure Ravens would be enough on its own for the studio to inevitably make their own mark on the industry. However, when these advantages are coupled with a tempered resolve and battle-tested grit resulting from the trials that Azure Ravens has overcome, this is the easiest investment I've ever made.

Invested $2,500 this round

Learn about Lead Investors

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azureravens.com   Saline MI   Software   Technology   Entertainment   App   Games

Highlights

(1) 💰 The Azure Ravens team has successfully shipped over 6 titles for clients

(2) 📈 Developing Ravenwood a game inspired by Harvest Moon & Fantasy Life

(3) 🏆 Advisors were formerly part of Microsoft, Facebook, and Gearbox

(4) 🤓 Access to 100s of gaming experts & large studios through connections with IGDA

(5) 👩‍🏫 Founded by an adjunct professor at Kettering University

(6) 💸 A Midwest team with access to talent with a lower cost of living.

Our Team



Corbin Reeves   Founder & Creative Director

Game Designer, Design Instructor at Eastern Michigan University & Kettering University, Co-Organizer for the IGDA Ann Arbor supporting Michigan Game Studios

Game Design is my life's passion, it's what I have done throughout my life and my career. Now I am so excited to share this with you. We have spent years learning/growing our team and skills. Now we get to grow this dream studio with all of YOU!





Matthew Stone Advisor

Matthew is a renowned game designer who has worked for Microsoft, 343 Industries, Digital Extremes, and ZeniMax Online. Matthew has played an integral role as a designer and producer on Halo, Elder Scrolls Online, Warframe, and more.



Erik Avalos Advisor

Erik has nearly 20 years' experience in game design and production, shipping multiple AAA titles for Gearbox Software and 343 Industries. He believes in fostering responsible, sustainable game development through efficient and actionable design.

SEE MORE

Join Azure Ravens in creating amazing experiences we want YOU on our team!

A handful of large, multi-billion-dollar companies hold majority ownership of some of the most popular gaming franchises and characters in the world. Though each of those games was created by a small team of artists, designers, engineers, and musicians, it is the mega conglomerates and publishers that reap the benefits of the work! The Gaming industry has exploded in popularity in recent years leading to worldwide publishing, merchandising opportunities, and even television/film adaptations.

Most studios are told the only route to success is to let one of these conglomerates or publishers control the future of the game. This is THE PATH that almost every brilliant game studio has had to take to bring their vision, their game to the light of day — **until now.**

Join Azure Ravens in a push to create a crowd-owned studio focused on growth and sustainability.

WHAT'S HAPPENED IN THE GAME SPACE RECENTLY?

- Microsoft recently bought Activision Blizzard for $68.7 billion (Yes, billion with a 'b')

- Take-Two Interactive bought Zynga for $12.7 billion (Again billion with a 'b')

- Tencent recently bought Supercell for 860 million (Close, could have been another one with a 'B)

A Crowd-Owned Game Studio

With the advent of direct distribution systems (i.e. Steam, Xbox Indie, Sony Market Place, Nintendo Indie Direct, and Epic Games), the world has turned upside down and many industries have discovered that they no longer are tied to the "gatekeepers" that want their large "piece of the pie". The Games Industry is just starting to go down this road of independence, but Azure Ravens Entertainment will go one step further — enabling investors to be a part of creating fun, Games, and characters that they can OWN a piece of!

WHAT DO I GET FOR INVESTING?

Investing in the right Gaming Studio could have HUGE RETURNS (not guaranteed, of course). The ones you always dreamed of.

So, what do you get for investing in Azure Ravens through Wefunder?

- An opportunity to share with us the Amazing Journey of growing a Company from its seed stage

- The chance to have your voice heard in the development of a video game.

- A ton of Wefunder EXCLUSIVE perks offered only to investors.

Sounds like a fair deal?

HELL YEAH, I'M IN! TELL ME MORE ABOUT RAVENWOOD

Azure Ravens is flipping the existing business model in the Indie gaming industry by empowering gamers to own IP and be part of the development process of their upcoming Farming RPG, Ravenwood Acres.



Ravenwood Acres is inspired by the giants that came before us in the Farming RPG genre but with a special twist that makes Ravenwood stand out from the crowd. Currently, we are ready to launch into developing the vertical slice of our project, known as "Project Ravenwood" and WE want our investors to be part of our team and production journey.

Ravenwood Acres pushes the boundaries of a Farming RPG as it breathes new life into the genre. While the players will still be tasked with growing their farm and improving the town, our unique Lifestyle System will allow players to branch out and take on other professions. We are talking about giving players more freedom to choose and accomplish more.



When the player chooses to be more than just a farmer, they do not lose the farmer benefits; instead, they gain the benefits of the new Lifestyle. To enable the choice the game is built on, you may swap Lifestyles at any time.

With so much to choose from in Ravenwood, each player's experience is unique. Players are also encouraged to engage in long play sessions, while not being punished if they are limited on playtime. This crafting of a unique and special experience encourages players to build a connection to their world.

We have spent the past year bringing all our client projects to a post-launch live service state, which allows us to continue maintaining revenue for Ravenwood Acres while we pursue this project with our consolidated effort.

We have been working diligently, using the funds from our client work to fund the pre-production stage of this timeline. Now we are approaching the start of full development, and this is where YOU come in. With the help of our incredible investors, we can begin full production on schedule.

PRODUCTION TIMELINE

01

01/22: PRE-PRODUCTION PHASE

DURING THIS PHASE OF THE PROJECT WE FINALIZE THE STORY BEATS, CONCEPT ART, DESIGN DOCUMENTS, AND BEGIN TO PROTOTYPE. DURING THIS PHASE WE ALSO WILL SECURE THE INITIAL FUNDING.

02

06/22: FULL PRODUCTION

THIS IS WHERE THE RUBBER MEETS THE ROAD, OUR TEAM TAKES OUR IDEAS AND PROTOTYPES FROM THE PRE-PRODUCTION AND BEGINS TO REALIZE THEM IN UNREAL 5.

03

06/23: GOING GOLD

PRODUCTION BEGINS TO WIND DOWN AND TESTING BECOMES THE MAIN PRIORITY, AS TESTING CONCLUDES WE RAMP UP OUR MARKETING IN PREPARATION FOR LAUNCH DAY. PREORDERS OPEN AND WE GET APPROVED ON ALL PLATFORMS.

04

2024: GROWTH STAGE

THE GAME IS LIVE AND NOW WE FOCUS ON MARKETING AND RELEASING DLC CONTENT TO EXTEND THE LIFE CYCLE OF OUR PLAYERS. AT THIS POINT WE PARTNER WITH VARIOUS CONTENT CREATORS TO INCREASE OUR GAMES REACH.

Forward-looking projections cannot be guaranteed.

We understand our strength lies in developing and producing games. So, we plan to partner with a leading marketing agency to gain organic customer traction and drive brand awareness.

WHY NOW?

The Gaming industry has been booming over the last few years and the opportunity for new studios have been steadily growing. In 2020, the gaming industry generated $155 billion in revenue.

By 2025, analysts predict the industry will generate more than $260 billion in revenue.



This graph contains forward-looking projections that cannot be guaranteed.

There has never been a better time to get into the business of making games. Today it's super easy to sell your game on digital storefronts, and with the acceptance of gaming console brands like Xbox, Sony, and Nintendo, developers no longer need to rely on publishers to release an independent game.



Players are captivated by the soothing rhythms and loops within each game. This form of repetition has been found to create opportunities to think creatively. The fact that Animal Crossing: New Horizons was the biggest hit in 2020, breaking the console record for premium launch downloads, confirms that Farming RPG is here to stay. The total revenue from RPG is expected to reach $120 billion by 2026, having grown at a CAGR of 7.95% from 2022.



THE NUMBER OF DOWNLOADS IN THE ROLE-PLAYING GAMES SEGMENT IS PROJECTED TO REACH 9.4 MILLION IN 2022.

To top it all, there has been an exponential level of growth in the video game industry across the US and Global markets as consumers turned to video games as a form of escapism during the pandemic. Over half of US residents (55%) played video games during the first phase of COVID-19 lockdowns and the premium games market grew 28% in 2020.

WHY AZURE RAVENS IS A SMART INVESTMENT OPPORTUNITY

Azure Ravens' biggest differentiator lies in our unique business model. We are democratizing innovation in the gaming industry by bringing power to gamers. Our world-class IP will be produced in-house and published on PC, Switch, Xbox, Playstation, and Mobile but the entire time our investors will be part of the magic in the back end.

Outside of these traditional online markets, we are partnering with Xsolla to sell our games through our website. This will enable players to purchase for their preferred platform while also enabling us to reduce the revenue percentage taken by these major markets.

taken by these major markets.



We will always retain ownership of our IP, but we can turn any success into franchises that fans can continue to enjoy. This is what the major production studios do, but we are cutting straight to the point and going directly to the people! As a result, we will have more control and be able to garner better deals because YOU invested in the US.

Investors also have a strong potential to make money with us because we will follow the traditional premium game loop. Here gamers purchase a completed premium title at launch, and then every 3 to 6 months purchase a Major Downloadable Content (DLC) pack. Within this Major Content DLC release cycle, we will also release Cosmetic DLC which will allow the player to further customize their experience.

For each major release, we will work with our partners to create merchandise to allow for additional avenues for revenue generation. We currently have tentative agreements with Model Figure teams, Apparel teams, and additional physical suppliers.

In short, Azure Ravens will generate revenue from the sale of Premium Games, Major Content DLC, Cosmetic DLC, and Physical Merchandise.

QUICK ROUND-UP OF WHY INVEST IN AZURE

📈 QUICK ROUND-UP OF WHY INVEST IN AZURE RAVENS

Potential to make money, experience the unique game development process, own up-and-coming intellectual property, and have a say in the process!

In short, we are focused on creating high-quality games and stories that we will own, and by retaining ownership of the IP, we can turn any success into franchises that fans can continue to enjoy. This is what the major conglomerates or publishers do, but we are cutting straight to the point and going directly to the people!

Join us to create high-quality games that connect with audiences of all ages. You don't have to think very hard about your childhood to remember some of your favorite games growing up, and we now have this opportunity with a new, young and connected generation. Invest today!